SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF N. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 30, 2020

I. Date, Time and Place: April 30, 2020, at 9:00 a.m. São Paulo time, at Praça Comandante Linneu Gomes, s/n, Portaria 3, in the Board of Directors’ Meeting Room of GOL Linhas Aéreas Inteligentes S.A. (“Company”), CEP 04626-020, Jardim Aeroporto, in the city and State of São Paulo – Brazil.

II. Call and Attendance: Waived, due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Melissa Paula dos Santos da Silva Sica, to act as secretary of the meeting.

IV. Agenda: To pass resolutions on the following matters:

(i)          approval of the Company’s financial statements first quarter of 2020 (“Financial Statements”), reviewed by KPMG Auditores Independentes (“KPMG”);

(ii)         approval of the Company’s business plan;

(iii)       homologation of the Company’s capital increase, as result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan;

(iv)       election of the members of the Company’s management committees and subcommittee;

(v)         grant of a guarantee by the Company to GOL Linhas Aéreas S.A. (“GLA”), controlled by the Company, under the 1st Amendment to the Private Agreement for the Provision of Information for the Negotiation of Credits - CSC48/19, entered into by GLA and Banco BTG Pactual S.A. (“BTG”), in the amount of up to R$ 500,000,000.00;

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(vi)       execution of a Counter-Guarantee Agreement entered into by the Company and EZZE Seguros S.A. (“EZZE”), in the maximum aggregate amount of R$ 100,000,000.00;

(vii)     execution of a Credit Agreement, between the Company, GLA, Crédit Agricole Corporate and Investment Bank (“CA-CIB”) and Export-Import Bank (“Ex-Im Bank”), in the amount of up to US$ 25,000,000 to finance the payment of technical maintenance services on GLA’s aircraft engines;

(viii)    execution of a Guaranty Agreement between the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreement and the related promissory note;

(ix)       execution of a Borrower Indemnity Agreement and Fee Letter setting forth the Company's direct obligations relating to financing agreements for maintenance services on GLA’s aircraft engines;

(x)         execution by the Company of any other agreements, commitments or documents relating to the items “v”, “vi”, “vii”, “viii” and “ix” above;

(xi)       granting of restricted shares premiums (“Premiums”), under the terms of the Long Term Incentive Plan – Restricted Shares Plan (“Restricted Shares Plan”), approved at the AGE dated 10.19.2012, whose grace period has ended in April 2020; and

(xii)     the signing, by the Company, of the Terms of Adhesion related to the exercise of the Options of the Restricted Shares Plan, mentioned in item “xi” above.

V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote:

(i)          the Company’s financial statements for the first quarter of 2020, reviewed by KPMG. Accordingly, one copy of the financial statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date;

(ii)         the Company’s business plan, which original copy was initialed by the presiding board of the meeting and filled with the Company’s head-office;

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(iii)        homologation of the Company’s capital increase within the Company’s authorized capital, in the amount of R$ 726,645.28 upon issuance of 197,109 preferred shares resulting from: (iii.1) the outstanding balance of approval existing on December 31, 2019, in the amount of R$585,735.28,  upon issuance of 186,109 preferred shares; and (iii.2) the amount of shares exercised in February 2020, in the amount of R$140,910.00, upon issuance of 11,000 preferred shares; all nominative with no par value, as a result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan; these shares are identical to existing shares and, under the terms of the Stock Purchase Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital: (iii.a) exclusion of the preemptive rights of current shareholders of the Company upon the subscription to new preferred shares, pursuant to Article 171, §3, of Law N. 6404, dated December 15, 1976, as amended; and (iii.b) the total issue price was set at R$ 726,645.28, in accordance with the Stock Purchase Option Plan. As a result of the foregoing in this item “iii”, the Company’s capital stock shall be increased from R$3,163,795,859.16 to R$ 3,164,522,504.44, represented by 3,137,561,833 shares, of which 2,863,682,710 are common shares and 273,879,123 are preferred shares, all nominative with no par value;

(iv)       election of the following members, for a term of one year as of the date hereof, all of them with business address at Praça Comandante Linneu Gomes, s/n, Portaria 3, CEP 04626-020, Jardim Aeroporto, in the city and State of São Paulo, Brazil, for the following Company’s management committees and subcommittee:

(1) To compose the Company’s Statutory Audit Committee:

(a) André Béla Jánszky, Brazilian, married, lawyer, holder of Identity Card RG n. 38.409.140-4, issued by SSP/SP, and enrolled with the Brazilian Individual Taxpayer Registry (“CPF/MF”) under n. 346.695.188-79;

(b) Antonio Kandir, Brazilian, divorced, engineer, holder of Identity Card RG n. 4.866.700-6, issued by SSP/SP, and enrolled with the CPF/MF under n. 146.229.631-91; and

(c) Francis James Leahy Meaney, American, married, economist, bearer of National Register of Foreigners n. V218988-N, enrolled with the CPF/MF under n. 054.404.117-80, the member who complies with the legal requirements provided for in Article 31-C, paragraphs 5 and 6, of CVM Instruction N. 308/99 and the U.S. Sarbanes-Oxley Act, Section 407;

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(2) To compose the Company’s People and Corporate Governance Committee (“PCGC”):

(a) Constantino de Oliveira Junior, Brazilian, married, businessman, holder of Identity Card RG n. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under n. 417.942.901-25;

(b) Paulo Sergio Kakinoff, Brazilian, married, business manager, holder of Identity Card RG n. 25.465.939-1, issued by SSP/SP, and enrolled with the CPF/MF under n. 194.344.518-41;

(c) Antonio Kandir, already qualified;

(d) André Béla Jánszky, already qualified;

(e) Betânia Tânure de Barros, Brazilian, married, psychologist, holder of Identity Card RG n. M-1.072.104, and enrolled with CPF/MF under n. 385.001.086-49; and

(f) Paulo Cézar Aragão, Brazilian, divorced, lawyer, holder of Identity Card OAB/RJ n. 21.560 and enrolled with CPF/MF under n. 174.204.407-78;

(3) To compose the Company’s Financial Policy Committee:

(a) Constantino de Oliveira Junior, already qualified;

(b) André Béla Jánszky, already qualified;

(c) Antonio Kandir, already qualified;

(d) Paulo Sergio Kakinoff, already qualified; and

(e) Richard Freeman Lark, Jr., Brazilian, single, businessman, holder of Identity Card RG n. 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/MF under n. 214.996.428-73;

(4) To compose the Company’s Risk Policies Committee:

(a) Constantino de Oliveira Junior, already qualified;

(b) Antonio Kandir, already qualified;

(c) Paulo Sergio Kakinoff, already qualified; and

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(d) Richard Freeman Lark, Jr., already qualified;

(5) To compose the Company’s Alliances Committee:

(a) Constantino de Oliveira Junior, already qualified;

(b) Paulo Sergio Kakinoff, already qualified; and

(c) Pieter Elbers, Dutch, married, business manager, holder of Netherlands Passport n. BN139PP18; and

(6) To compose the Company’s Accounting and Tax and Financial Statements Subcommittee:

(a) Valdenise dos Santos Menezes, Brazilian, married, accountant, holder of Identity Card RG n. 05.929.893-5, issued by Detran/RJ, and enrolled with the CPF/MF under n. 836.229.937-15;

(b) Marcos da Cunha Carneiro, Brazilian, married, economist, holder of Identity Card n. 04.831.135-1, issued by IFP, and enrolled with the CPF/MF under n. 663.964.337-53; and

(c) Natan Szuster, Brazilian, married, accountant, holder of Identity Card RG n. 2.964.224, issued by the DETRAN/RJ, and enrolled with the CPF/MF under n. 388.585.417-15;

(v)         grant of a guarantee by the Company to GLA, under the 1st Amendment to the Private Agreement for the Provision of Information for the Negotiation of Credits - CSC48/19, entered into by GLA and BTG, in the amount of up to R$ 500,000,000.00;

(vi)       authorization to the Company's Executive Officers, to execute a Counter-Guarantee Agreement, to be entered by the Company and EZZE, in the aggregate maximum amount of R$ 100,000,000.00, for policy issuance, and for whereby the Company will assume the status of guarantor of consortia, consortium members, and of the Company's controlled or affiliated companies, becoming jointly and severally liable for all obligations assumed with their respective policyholders and EZZE;

(vii)     execution of a Credit Agreement, between the Company, GLA, CA-CIB and Ex-Im Bank, in the amount of up to US$ 25,000,000 to finance the payment of technical maintenance services on GLA’s aircraft engines;

(viii)    execution of a Guaranty Agreement, between the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreement and the related promissory note;

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(ix)       execution of a Borrower Indemnity Agreement and Fee Letter setting forth the Company’s direct obligations relating to financing agreements for technical maintenance services on GLA’s aircraft engines;

(x)         execution by the Company of any other agreements, commitments or documents relating to the items “v”, “vi”, “vii”, “viii” and “ix” above;

(xi)       the granting of 1,172,935 premiums, which grant upon the beneficiaries the right to receive restricted shares, under the terms of the Restricted Shares Plan, approved at the AGE dated 10.19.2012. The granting date of the Premiums to the beneficiaries of the Restricted Shares Plan, for all purposes, is April 30, 2020, as approved by the PCGC, which also approved the list of the beneficiaries, together with the respective amount of Premiums granted; and

(xii)     the signing, by the Company, of the Terms of Adhesion related to the exercise of the Options of the Restricted Shares Plan, mentioned in item “xi” above.

VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 30, 2020.

__________________________________ Constantino de Oliveira Junior Chairman	___________________________________ Melissa Paula dos Santos Silva Sica Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.